Exhibit 99.5

January 11, 2015

Dear Investigator:

We would like to inform you that NPS Pharma has entered into an agreement to be acquired by Shire. We believe this transaction will strengthen our effort to develop and deliver meaningful treatments to patients with rare diseases globally. As you may know, Shire is a global biopharmaceutical company that strives to enable people with life-altering conditions to lead better lives.

Importantly, we are committed to our relationship with you and at this time, your contacts at NPS Pharma remain the same and there are no immediate changes in how we conduct our business with you. We fully expect a seamless transition for you and will keep you informed of any important developments.

We will continue our work in developing innovative treatments for patients with rare diseases and look forward to your continued to support and partnership.

For more details on the transaction please visit at npsp.com.

We look forward to continuing our relationship with you.  Should you have any questions or concerns, please feel free to contact me.

Thank you for your ongoing support of NPS Pharma.

Sincerely,

NAME

POSITION AT NPS Pharma

Important Information for Investors and Security Holders

The tender offer for the outstanding common stock of NPS Pharmaceuticals has not yet commenced. This communication does not constitute an offer to buy or a solicitation of an offer to sell any securities.  On the commencement date of the tender offer, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, will be filed with the Securities and Exchange Commission (the “SEC”) by a subsidiary of Shire plc, and a Solicitation/Recommendation Statement on Schedule 14D-9 will be filed with the SEC by NPS Pharmaceuticals.  The tender offer will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed as a part of the Schedule TO.  INVESTORS AND STOCKHOLDERS OF NPS PHARMACEUTICALS ARE URGED TO READ BOTH THE TENDER OFFER STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE TENDER OFFER, AND ANY AMENDMENTS OR SUPPLEMENTS THERETO, AND OTHER DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. These materials will be sent free of charge to NPS Pharmaceuticals stockholders when available, and may also be obtained by contacting NPS Pharmaceuticals’ Investor Relations Department at NPS Pharmaceuticals, 550 Hills Drive #310, Bedminster Township, NJ 07921, telephone number (908) 450-5300 or from NPS Pharmaceuticals’ website, www.npsp.com. In addition, all of these materials (and all other tender offer documents filed with the SEC) will be available at no charge from the SEC through its website at www.sec.gov.